UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 2)*
TAL International Group, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
874083 10 8
(CUSIP Number)

TAL International Group
100 Manhattanville Road
Purchase, NY 10577-2135
Attention:  Marc Pearlin
Vice President, General Counsel and Secretary
(914) 251-9000

with a copy to:

Christopher M. Golden
Vedder Price P.C.
222 North Lasalle Street
Chicago, Illinois 60601
(312) 609-7615

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 15, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of
§§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874083 10 8

1.	Names of Reporting Persons. Edgewater Private Equity Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	1,065,737
	8. Shared Voting Power	01/
	9. Sole Dispositive Power	1,065,737
	10. Shared Dispositive Power	01/
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,065,737
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 2.94%2/
14.	Type of Reporting Person (See Instructions)
PN

1/ Edgewater Private Equity Fund III, L.P., Edgewater Growth Capital Partners, L.P., JZ Capital Partners Limited and The Resolute Fund, L.P., The Resolute Fund Singapore PV, L.P., The Resolute Fund Netherlands PV I, L.P., The Resolute Fund Netherlands PV II, L.P. and The Resolute Fund NQP, L.P. (collectively, the “Resolute Funds”) are parties to an amended and restated shareholders agreement pursuant to which such shareholders have agreed to vote their respective shares of common stock, par value $0.001 per share (the “Common Stock”) of TAL International Group, Inc. (the “Company”) such that the Board of Directors of the Company will be comprised of nine directors consisting of (i) six individuals designated by The Resolute Fund, L.P. and (ii) three independent directors designated by the Company’s Nominating and Corporate Governance Committee.  The number of shares with shared voting power and shared dispositive power set forth in this Amendment No. 2 to Schedule 13D excludes: (i) 8,788,988 shares held by The Resolute Fund, L.P.; (ii) 345,614 shares held by The Resolute Fund Singapore PV, L.P.; (iii) 414,737 shares held by The Resolute Fund Netherlands PV I, L.P.; (iv) 345,614 shares held by The Resolute Fund Netherlands PV II, L.P.; (v) 10,368 shares held by The Resolute Fund NQP, L.P.; and  (vi) 1,065,738 shares held by JZ Capital Partners Limited, as Edgewater Private Equity Fund III, L.P. and Edgewater Growth Capital Partners L.P. each disclaims beneficial ownership of such shares.

2/ Based on 36,225,066 shares of Common Stock outstanding as of March 15, 2011.

1.	Names of Reporting Persons. Edgewater Growth Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	1,065,737
	8. Shared Voting Power	01/
	9. Sole Dispositive Power	1,065,737
	10. Shared Dispositive Power	01/
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,065,737
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 2.94%2/
14.	Type of Reporting Person (See Instructions)
PN

1/ See Footnote 1/ above.
2/ See Footnote 2/ above.

      Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on October 27, 2005, as amended and supplemented by Amendment No. 1 to the Statement filed with the SEC on April 15, 2011 (the “Statement”), as follows:

Item 4.      Purpose of Transaction

Item 4 of the Statement is deleted in its entirety and replaced with the following:

On March 31, 2011, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with the several selling stockholders specified therein, including the Resolute Funds (the “Selling Stockholders”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC, as representatives of the several underwriters specified therein (the “Underwriters”), with respect to the offer and sale of an aggregate of 5,500,000 shares (the “Firm Shares”) of the Common Stock to the Underwriters in connection with an underwritten public offering (the “Offering”).  Pursuant to the Underwriting Agreement, the Selling Stockholders granted the Underwriters a 30-day option to purchase up to an additional 825,000 shares of Common Stock (the “Option Shares”).  On April 6, 2011, the Company and the Selling Stockholders completed the offer and sale of the Firm Shares to the Underwriters.  On April 12, 2011, the Underwriters exercised their option to purchase an additional 555,000 Option Shares (the “Purchased Option Shares” and together with the Firm Shares, the “Shares”) from the Selling Stockholders.  On April 15, 2011, the Selling Stockholders completed the sale of the Purchased Option Shares to the Underwriters.  Of the Shares, (i) 43,340 were sold by Edgewater Private Equity Fund III, L.P. and (ii) 271,420 were sold by Edgewater Growth Capital Partners, L.P.

The Underwriting Agreement is attached to the Company’s Current Report on Form 8-K filed with the SEC on April 6, 2011 as Exhibit 1.1 and is incorporated into this Item 4 by reference.

An additional 23,404 shares of Common Stock owned by the Edgewater Funds remain registered for resale under the Registration Statement.  Subject to the restrictions discussed above, the Edgewater Funds may sell additional shares of Common Stock in the future, but have no present plans to do so.

Item 5.      Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety by inserting the following information:

As set forth in the Company’s prospectus dated March 31, 2011 which was filed in connection with the Offering, the following disclosure assumes that there were 36,225,066 shares of Common Stock outstanding as of March 15, 2011.

The Reporting Persons beneficially own, in the aggregate, 1,065,737 shares of Common Stock, which represent approximately 2.94% of the aggregate number of shares of Common Stock issued and outstanding as of March 15, 2011.  Edgewater Fund III and EGCP directly own 146,745 shares and 918,992 shares of Common Stock, respectively. Edgewater Management III and Edgewater Management IV, as the sole general partner of each of Edgewater Fund III and EGCP, respectively, are deemed the beneficial owners of those shares of Common Stock.

The Resolute Funds, the Edgewater Funds and JZCP are parties to the Shareholders Agreement pursuant to which such shareholders have agreed to vote their respective shares of Common Stock such that the Board of Directors of the Company will be comprised of nine directors consisting of (i) six individuals designated by The Resolute Fund, L.P. and (ii) three independent directors designated by the Company’s Nominating and Corporate Governance Committee.  For purposes of this Amendment No. 2, the Edgewater Funds disclaims beneficial ownership of shares of Common Stock owned by the Resolute Funds and JZCP.  As such, this Item 5 excludes: (i) 8,788,988 shares held by The Resolute Fund, L.P.; (ii) 345,614 shares held by The Resolute Fund Singapore PV, L.P.; (iii) 414,737 shares held by The Resolute Fund Netherlands PV I, L.P.; (iv) 345,614 shares held by The Resolute Fund Netherlands PV II, L.P.; (v) 10,368 shares held by The Resolute Fund NQP, L.P.; and (vi) 1,065,738 shares owned by JZCP, in each case, after giving effect to the Offering.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date
April 21, 2011

Edgewater Private Equity Fund III, L.P. By: Edgewater III Management, L.P., its general partner By: Gordon Management, Inc., its general partner
By:	/s/James A. Gordon
James A. Gordon, President

Edgewater Private Equity Fund IV, L.P. By: Edgewater IV Management, LLC, its general partner
By:	/s/James A. Gordon
James A. Gordon, Managing Principal